FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

1440 - 1166 Alberni Street

Vancouver, B.C., Canada V6E 3Z3

Item 2: Date of Material Change:

April 29, 2008

Item 3: News Release:

A news release dated and issued on April 29, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

El Niño Announces its Intent to Terminate its U.S. Registration and SEC Reporting Obligations

Item 5: Full Description of Material Change:

April 29, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) announces its intention to file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to voluntarily terminate the registration of its Common Shares under the United States Securities Exchange Act of 1934.  El Nino expects the termination to take effect no later than ninety days after the filing the Form 15F.  As a result of filing, the Company will immediately cease to file certain reports, including Form 20-F and Form 6-K, with the SEC.

The Company is not listed on any U.S. stock exchange and the administrative burdens and costs associated with being a U.S. reporting company, particularly in light of the SEC Sarbanes-Oxley requirements, have increased significantly in the past few years.  Overall, El Nino believes these burdens and costs outweigh any benefits derived from the Company’s foreign issuer status with the SEC, particularly as the vast majority of El Nino’s shareholder base is Canadian.

As a TSX Venture Exchange listed reporting issuer, El Nino will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators.  The Company’s filings can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Toll Free 1.877.895.6466

Telephone +604.683.4886

Facsimile +604.683.4887

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 29th day of April 2008.